SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANNUAL FOR PARTICIPATION
IN GENERAL MEETINGS

58th Annual General Meeting
185th Extraordinary General Meeting
April 25, 2013

TABLE OF CONTENTS

1.	Message from the Chairman of the Board of Directors	3

2.	Guidance for Participation in the Joint General Meeting	4
	Attending Shareholder	4
	Shareholder Represented by Proxy	4
	Holders of ADRs	4

3.	Call Notice	5

4.	Information on the matters to be examined and discussed at the 58th Annual General Meeting	6
	Analysis, discussion and voting on the Annual Management Report, balance sheet and other financial statements for fiscal year 2012	6
	Resolution on the Board of Executive Officer’s proposal for the allocation on net income for fiscal year 2012 — including profit sharing payment — and the subsequent distribution of shareholders’ payment	7

	Election of members of the Fiscal Council due to end of term of office	10

	Election of members of the Board of Directors due to end of term office	11

	Establishment of the compensation of the Management and members of the Fiscal Council	12

	Information on the publications required by Law 6,404/76	13

5.	Information on the matters to be analyzed and discussed at the 185th Extraordinary General Meeting	13

	Amendment to the caput of Article 4, in accordance with the provision set forth in paragraph 1 of Article 7, both of the Company's Bylaws, due to the conversion of preferred shares classes A and B, as per shareholders' request	13

6.	Annexes (only portuguese)
	I - item 12.6 to 12.10 of CVM’s Reference Form (annex 24 to CVM’s Rule 480/2009)
	II - item 13 of CVM’s Reference Form (annex 24 to CVM’s Rule 480/2009)

1. Message from the Chairman of the Board of Directors

Dear Shareholder:

It is with immense pleasure that I present to you this Manual for Participation in the Annual General Meeting of the Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency and equity.

The manual aims to present, in a clear and brief way, the information related to the Company’s Annual General Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the annual corporate agenda of the Company.

Copel’s 58th Annual General meeting (AGM) and 185th Extraordinary General Meeting (EGM) were called for April 25, 2013, at 2:30 p.m., at the Company’s headquarters located at Rua Coronel Dulcídio 800, in the city of Curitiba.

The matters to be presented in the AGM for resolution of shareholders are described in the Call Notice and in this manual as well as the types of shares granting the right to vote on the item of the agenda. Given the current number of Company shareholders, this manual seeks to encourage and enable participation in the General Meetings.

The CEO, one representative of the Fiscal Council and one representative of the independent auditors will attend the Joint General Meeting, who will be able to provide further clarification required on any matter included in the agenda.

Your participation is very important, considering that issues relevant to the Company are dealt with in the meetings.

Sincerely,

Mauricio Schulman
Chairman of the Board of Directors

2. Guidance for Participation in the Joint General Meeting

Copel’s shareholders may take part in the General Meeting by attending the meeting at the Company’s headquarters and voting, or by appointing a proxy to represent them, as described below.

Attending Shareholder

The shareholder wishing to take part in the Joint General Meeting shall arrive a few minutes before the time indicated in the Call Notice and bear the following documents:

•	Identity card (RG), Alien’s Identity Card (RNE), Brazilian Driver’s License (CNH) or an accreditation card issued by an official professional organization; and

•	Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel.

Shareholder Represented by Proxy

The shareholder who is not able to attend the meeting and wishes to take part in the Joint General Meeting may appoint a proxy with powers to represent him/her.

Pursuant to Article 126, paragraph 1, of the Brazilian Corporation Law 6,404/1976, the proxy shall be a shareholder, lawyer or manager of the Company or of a financial institution/investment fund. The proxy shall have been appointed not more than one year before the date of the Joint General Meeting.

The documents required are the following:

•	Power of attorney with special powers for representation at Copel’s General Meeting, bearing a notarized signature of the grantee (shareholder);

•	Bylaws or Article of Incorporation and instrument of election/appointment of the managers in the event of the grantee being a legal entity; and

•	Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian.

Note: the documents mentioned in the second item above shall be forwarded to Copel’s headquarters, Diretoria de Finanças, Relações com Investidores e de Controle de Participações, Departamento de Acionistas e Custódia, at Rua Coronel Dulcício nº 800 – 3rd floor, preferably 48 hours prior to the Meeting.

Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the Joint General Meeting.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Should there be any doubt concerning the Joint General Meeting procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (55 41) 3331-4269 or through the e-mail address acionistas@copel.com.

3.	Call Notice

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Annual and Extraordinary General Meeting to be held on April 25, 2013, at 2:30 p.m. at the Company’s head office located at Rua Coronel Dulcídio, 800, Curitiba, to decide on the following agenda:

ANNUAL GENERAL MEETING

1.		To analyze, discuss and vote the 2012 Annual Management Report, the balance sheet and other financial statements related to fiscal year of 2012;

2.

To resolve on the Board of Executive Officers’ proposal for allocation of the 2012 net income in the amount of R$700,688,167.34 — including profit sharing payment — and the subsequent payment to shareholders as follows: •

	•	Interest on equity replacing dividends, in the gross amount of R$138,072,000.00, which were declared and paid in advance on January 15, 2013;
	•	Dividends in the amount of R$ 130,482,291.29, to be allocated as follows: R$0.45607 per common share (ON) and R$0.50169 per class B preferred share (PNB) to be paid within 60 days of the General Meeting taking place;

3.		To elect the members of the Fiscal Council due to end of term of office;

4.		To elect the members of the Board of Directors due to end of term of office;

5.		To establish the compensation for the Management and members of the
Fiscal Council;

6.		Information on the publications required by Law 6,404/76.

EXTRAORDINARY GENERAL MEETING

1.

To amend the caput of Article 4, according to the provision set forth in  paragraph 1 of Article 7, both of them in the Company’s Bylaws, due to the conversion of PNA shares into PNB shares, as per shareholders’ request;

Notes: a) Documents referring to the matters to be discussed at the Ordinary Shareholders’  Meeting, in addition to the Manual for Attendance in Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (www.copel.com); b) Powers-of-attorney for the Ordinary Shareholders’ Meeting shall be filed at the Company’s head office, at the Shareholders and Custody Department of the Chief Financial, Investors’ Relations and Control of Holdings Office, at Rua Coronel Dulcídio, 800, 3º andar, Curitiba, at least forty-eight hours prior to the meeting; and c) Pursuant to CVM Rule 282, as of June 26, 1998, the minimum attendance of the voting capital necessary to request multiple vote to elect the members of the Board of Directors is 5% (five per cent).

Curitiba, March 26, 2013

Mauricio Schulman
Chairman of the Board of Directors

Publication

This Call Notice was published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspaper Gazeta do Povo, on March 26, 27 and 28, 2013 editions, being also available on the Company’s website (www.copel.com).

4. Information on the matters to be examined and discussed at the 58th Annual General Meeting

Below the Company’s Management presents some clarifications related to each item for resolution at the Annual General Meeting for the exercise of a conscious vote:

Analysis, discussion and voting on the Annual Management Report, balance sheet and other financial statements for the fiscal year 2012

4..1. Clarifications

The Management accounts are presented through the Annual Management Report and the Financial Statements prepared by Copel’s Board of Executive Officers.

The Annual Management Report presents information on the macroeconomic scenario and the Company’s financial performance and operations, with comments on the main accounts of the statement of income for the year, in addition to information related to employees, social responsibility, the capital markets, corporate governance, etc.

On the other hand, the Financial Statements express the Company’s economic situation and equity changes in the fiscal year. By analyzing the Financial Statements, it is possible to assess the equity situation, liquidity indexes, profitability level and the degree of indebtedness of the Company.

It is worth mentioning that the Company’s financial statements have been prepared pursuant to the accounting practices adopted in Brazil which include those set forth by the Brazilian corporate laws, the pronouncements, guidance and interpretations issued by the Brazilian Accounting Practice Committee (CPC), approved by the Brazilian Securities Commission (CVM) and the Federal Accounting Council (CFC). Copel’s Financial Statements mainly consolidate electric power companies and, accordingly, are presented in compliance with the recommendations of the specific legislation applied to the electric power public utility concessionaires.

The Annual Report and the Financial Statements have been approved by the Board of Executive Officers, the Audit Committee and the Board of Directors. In addition, the Fiscal Council issued an opinion on them, and they were deemed adequate for submission to the shareholders.

Furthermore, the Company’s Financial Statements were audited and received a favorable opinion by KPMG Auditores Independentes, the Company’s independent auditors.

The analysis of the Audit Committee and the opinions of the Fiscal Council and of the External Audit are attached to the Financial Statements.

4..2. Availability of Information

The Annual Report and the Financial Statements will be published in the Official Gazette of the State of Paraná, in the newspaper Gazeta do Povo on April 18, 2013, pursuant to the applicable laws, being also available at the Company’s headquarters, at BM&Fbovespa -Securities, Commodities and Futures Exchange, and on Copel’s website (www.copel.com).

4..3. Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

Resolution on the Board of Executive Officer’s proposal for the allocation on net income for fiscal year 2012 in the amount of R$700,688,167.34— including profit sharing payment — and the subsequent distribution of resources in the amount of R$268,554,291.29, as follows:

 •Interest on equity replacing dividends, in the gross amount of R$138,072,000.00, which were declared and paid in advance on January 15, 2013;

•  Dividends in the amount of R$130,482,291.29, to be allocated as follows: R$0.45607 per common share (ON) and R$0.50169 per class B preferred share (PNB) to be paid within 60 days of the General Meeting taking place;

4..4. Clarifications

The allocation of net income consists in determining the portions of net income to be appropriated to the legal and statutory revenue reserves, or to be distributed.

For the fiscal year 2012, the amount of said distribution is equivalent to 35% of net adjusted income, based on annual proposals from the Board of Executive Officers and the Board of Directors of the Company.

4.4.1.Allocation

4.4.1.1. Appropriation

From the net income for the fiscal year 2012, calculated in accordance with the Brazilian Corporation Law, in the amount of R$700,688,167.34 (seven hundred million, six hundred eighty-eight thousand, one hundred sixty-seven reais and thirty-four cents), the Board of Executive Officers proposes the following appropriations:

a)R$ 35,034,408.37 (thirty-five million, thirty-four thousand, four hundred and eight reais and thirty-seven cents), equivalent to 5% of the net income, for creating the Legal Reserve, in accordance with Article 40, item II, of the Bylaws;

b)R$138,072,000.00 (one hundred thirty-eight million and seventy-two thousand reais) to pay for interest on capital, in partial replacement of compulsory minimum dividends, in compliance with articles 192 and 202 of Law nº 6,404/1976; article 9th, paragraph 7th, of Law nº 9,249, as of December 26, 1995; and article 6th and its paragraphs of the Bylaws, which were already declared and paid in advance on January 15, 2013, as proposed at the 2028th Meeting of the Board of Executive Officers, held on December 17, 2012, and ratified by the 139th Ordinary Meeting of the Board of Directors, held on December 19, 2012;

c)R$130,482,291.29 (one hundred thirty million, four hundred and eighty-two thousand, two hundred and ninety-one reais and twenty-nine cents) to be added up to the amount for payment of compulsory minimum dividends, in compliance with articles 192 and 202 of Law nº 6,404/1976; article 9th, paragraph 7th, of Law nº 9,249, as of December 26, 1995; and article 6th and its paragraphs of the Bylaws, as well as for payment of additional dividends to the compulsory minimum dividends;

• Pursuant to the above-mentioned provisions set forth by the law and the Company’s Bylaws, the dividends are calculated based on the net income less the allocation to legal reserve. Nevertheless, this calculation  basis is added by the realization of equity valuation adjustments, which is addressed by item 28 of ICPC no. 10, so as to offset the impacts on the income from higher expenses with depreciation, resulting from the adoption of new accounting standards established by it, as well as by the CPC Accounting Standard no. 27 – Fixed Assets – which amounted to one hundred and one million, six hundred and forty-four thousand, two hundred and sixteen reais and fourteen cents (R$101,644,216.14) in 2012.

  This procedure reflects the Company’s policy for remuneration of shareholders, proposed by the 1943rd Board of Executive Officers’ Meeting held on March 12, 2011, ratified by the 132nd Annual Board of Directors’ Meeting held on March 23, 2011, and approved by the 56th Annual General Meeting held on April 28, 2011. Therefore, this policy will be adopted during the realization of the equity valuation adjustments reserve.

• Pursuant to items 10,11 and 24 of ICPC no. 08 – Booking of the Proposal for Payment of Dividends – and item III of CVM Resolution 683 of August 30, 2012, the portion of the dividends herein proposed exceeding from the minimum mandatory dividends in the amount of sixty-four million, four hundred seventy-three thousand, six hundred seventy-six reais and eighty-nine cents (R$64,473,676.89) will remain in reserve in the Company’s net equity under the line “Addition dividend proposed” until the resolution of the proposal by the 58th Annual General Meeting, when it will, if approved, be transferred to the “Current liabilities” line.

d) four hundred ninety-eight million, seven hundred forty-three thousand, six hundred eighty-three reais and eighty-two cents (R$498,743,683.82), corresponding to the balance of net income for the year added by the realization of the equity valuation reserve, as Profit Retention Reserve, aiming to ensure the Company’s investment program, pursuant to Article 196 of Law 6,404/76.

   The amount of establishment of the profit retention reserve corresponds to the balance of net income for the year (after legal reserve, interest on equity and dividends) added by the retained earnings account resulting from the realization of the equity valuation adjustments verified in the fiscal year 2012, which is addressed in item 28 of ICPC no. 10, in the amount of one hundred and one million, six hundred forty-four thousand, two hundred and sixteen reais and fourteen cents (R$101,644,216.14).

Below is a breakdown of the allocations proposed herein.
Net income for the year	R$700,688,167.34
Realization of equity valuation adjustments	101,644,216.140
Legal reserve (5%)	(35,034,408.37)
Interest on equity	(138,072,000.00)
Profit retention reserve for investments	R$ (498,743,683.82)

4.4.1.2. Payment of profit sharing and productivity incentives:

  Federal Law 10,101 of December 19, 2000, State Law 16,560/2010 and State Decree no. 1978/2007 regulate profit sharing as a tool to integrate capital and labor and stimulate productivity, pursuant to Article 7, item XI, of Brazil’s constitution.

  In compliance with the above-mentioned law, the Board of Executive Officers proposes the payment, as profit sharing, of twenty-eight million, four hundred and forty-six thousand, six hundred and five reais and fourteen cents (R$28,446,605.14) to employees of wholly-owned subsidiaries. This amount is recorded in the Financial Statements under the “Personnel expenses” line, pursuant to item 26.2 of CVM/SNC/SEP Letter no. 1 of February 14, 2007.

4.4.2. Management’s Opinion

The Management of the Company considers that the propositions addressed herein are in compliance with the laws in force and the Bylaws and they fulfill the interests of the Company. For this reason, said propositions should be fully approved by the General Meeting.

4.4.3. Approvals

This matter was submitted to the analysis and approval of the Board of Executive Officers at its 2039th meeting held on March 18, 2013; of the Audit Committee at its 100th meeting held on March 19, 2013; and of the Board of Directors at its 140th ordinary meeting held on March 19, 2013, having also received a favorable opinion from the Fiscal Council in its 348th meeting held on March 20, 2013.

Fiscal Council Report

The members of the Fiscal Council of Companhia Paranaense de Energia - Copel, underwritten signed, acting according to their statutory tasks and legal responsibilities, have examined the Financial Statements, the Annual Management Report and the Board of Executive Officers’ proposal for allocation of the net income of the fiscal year ended on December 31, 2012, and based on the analysis done and on additional clarifications provided by the Board of Executive Officers, and, yet, considering the related report issued with no qualifications by KPMG Independent Auditors, concluded that the documents analysed, in all their relevant aspects, have been properly presented. For this reason, the Fiscal Council members have issued a favourable opinion on their submission to the Shareholders’ analysis and subsequent resolution. Curitiba, March 20, 2013. (a) Joaquim Antonio Guimarães de Oliveira Portes – Chairman; Roberto Brunner; José Tavares da Silva Neto; Wancler Ferreira da Silva; and Carlos Eduardo Parente de Oliveira.

Election of the members of the Fiscal Council due to end of term of office

4.5. Clarifications

Copel’s Fiscal Council operates on a permanent basis and its main duties are overseeing the managers’ acts, examining and giving an opinion on the Financial Statements and reporting its conclusions to the Company’s shareholders.

Pursuant to Article 34 of the Company’s Bylaws, the shareholders elect the members of the Fiscal Council for a unified term of office of one year, which, in the case of this Council, expires at the Joint General Meeting of April 2013.

In accordance with the Brazilian Corporation Law (Law 6,404/1976), in order to take office, all members of the Fiscal Council shall sign a clearance certificate declaring that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM Rule 358/2002, through which they undertake to comply with the rules therein.

4.5.1. Vacant positions and right to vote

Copel’s Fiscal Council comprises five sitting members and an equal number of alternates, with re-election authorized, as follows:

a)  three members and their respective alternates appointed by the state of Paraná (only holders of common shares have voting rights);

b)  one member and his respective alternate appointed by the minority holders of common shares - the election is carried out separately (controlling shareholders may not vote), and only the minority holders of common shares are entitled to vote. The candidate elected shall be the one who obtains the highest representative percentage of the capital stock of the Company, with no minimum limit; and

c)  one member and his respective alternate appointed by the holders of preferred shares – the election is carried out separately (controlling shareholders may not vote), and only the holders of preferred shares are entitled to vote. The candidate elected shall be the one who obtains the highest representative percentage of the capital stock of the Company, with no minimum limit.

4.5.2. Appointments

Pursuant to CVM Rule 481 of December 17, 2009, the majority shareholder shall appoint, at the Annual General Meeting, to fill the vacant positions to which he is entitled, for reelection, the following members of the Fiscal Council:

Sitting members:
Joaquim Antonio Guimarães de Oliveira Portes
Nelson Leal Junior

José Tavares da Silva Neto

Alternates (respectively):
Osni Ristow
Roberto Brunner
Gilmar Mendes Lourenço

As the law does not make mandatory the early submission of the proposed names for election, the other shareholders may nominate, at this Joint General Meeting, their candidate during the analysis of the matter, if they have the right to do so, according to the criteria specified in item 4.5.1.

Annex I - item 12.6 to 12.10 of the Reference Form.

Election of the members of the Company’s Board of Directors due to end of term of office

4.6. Clarifications

Copel’s Board of Directors is a decision-making body, composed of 7 (seven) or 9 (nine) members, Brazilian, shareholders, residing in the country and elected by the General Assembly, pursuant to the Brazilian Corporation Law (Law 6,404/76).

The Board of Directors has as its main duty the laying down of the overall strategy for the Company business.

In accordance with Law 6,404/1976 (Brazilian Corporation Law), in order to take office, all Board members shall sign a clearance certificate declaring that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM Rule 358/2002, through which they undertake to comply with the rules therein.

Additionally, the members of the Board of Directors, in order to take office, shall sign a Management Consent Form as referred in the Corporate Governance Practices of Level 1 Regulation ("Level 1 Regulation") of BM&Fbovespa -Securities, Commodities and Futures Exchange, in compliance with article 33 of the Company’s Bylaws.

4.6.1. Voting right

Copel’s Board of Directors is composed of 9 (nine) members and the board vacancies, due to the end of term of office, are filled as follows:

a)  five are appointed by the State of Paraná, the Company’s main shareholder (only holders of common shares have voting rights);

b)  two are appointed by BNDES Participações S.A. - BNDESPAR, as established in the Shareholders’ Agreement signed with the State of Paraná (only holders of common shares have voting rights);

c)  one is appointed by the Company’s employees as established in State Law no. 8,096/85, regulated by the Decree no. 6,343/85 and by the State Law no. 8,681/87 (only holders of common shares have voting rights);

d)  one is appointed by the minority of shareholders in compliance with article 239 of Law 6,404/1976 (Brazilian Corporation Law), being the election held separately (the controlling shareholders are not entitled to vote). Only holders of common and preferred shares have voting rights. The candidate elected is the one that obtains the highest representation percentage of the Company’s capital stock, with no minimum limit.

4.6.2. Appointments

Pursuant to CVM Rule 481 of December 17, 2009, the majority shareholder shall appoint, at the Annual General Meeting, to fill the vacant positions to which he is entitled, for reelection, the following members of the Board of Directors for the 2013-2015 term of office:

Mauricio Schulman – Presidente
Lindolfo Zimmer - Secretário Executivo
Paulo Procopiak de Aguiar
José Richa Filho
Carlos Homero Giacomini

As the law does not make mandatory the early submission of the proposed names for election, the other shareholders may nominate, at this Joint General Meeting, their candidate during the analysis of the matter, if they have the right to do so, according to the criteria specified in item 4.6.1.

Annex I - item 12.6 to 12.10 of the Reference Form.

Establishment of the compensation of the Management and members of the Fiscal Council

4.7. Clarifications

The Annual General Meeting shall determine the annual compensation of the members of the Company’s Board of Directors and Fiscal Council.

Traditionally, the policy and the percentages of compensation are set forth at the General Meeting, in accordance with the proposal submitted by the majority shareholder, which envisages:

a) the maintenance, for the Executive Officers, of the compensation proposed in the last fiscal year, adjusted by the National Consumers Prices Index (INPC) of the total period;

b) for each sitting member of the Fiscal Council and of the Board of Directors: monthly compensation of fifteen percent (15%) of the compensation that, on average, is assigned to each Executive Officer, added by the specific gratification paid to the members of the Audit Committee;

Annex II – item 13 of CVM’s Reference Form (Management Compensation)

4.7.1. Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

Information on the publications required by Law 6,404/76

4.8. Clarifications

Pursuant to Article 68 of CVM Rule 480/09, which revoked several rules, particularly CVM Rule 202/93, CVM Rule 207/94 and CVM Rule 232/95, as from this date, the publications required in Article 289 of Law 6,404/76 will be made in the Official Gazette of the State of Paraná and in the newspaper Gazeta do Povo, headquartered in Curitiba, PR. It is at the discretion of the management boards of the Company the publication of the Financial Statements, in a full or summarized format, in mass circulation newspapers headquartered in the city of BM&Fbovespa - Securities, Commodities and Futures Exchange.

4.8.1. Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

5. Information on the matters to be analyzed and discussed at the 185th Extraordinary General Meeting

Below the Company’s Management presents some clarifications related to the only item for resolution at the Extraordinary General Meeting for the exercise of a conscious vote:

Amendment to the caput of Article 4, in accordance with the provision set forth in paragraph 1 of Article 7, both of the Company's Bylaws, due to the conversion of preferred shares classes A and B, as per shareholders' request.

5.1. Clarifications

Whereas according to the privilege provided for in paragraph 1 of Article 7 of the Bylaws of the Company, there was conversion of Preferred A shares in Preferred B shares, at the request of shareholders, and that this would also lead to adjustments in the main clause of Article 4, it is proposed that the same article, before these two settings, should read as follows:

“Article 4 - Underwritten paid up capital is R$6,910,000,000.00 (six billion, nine hundred and ten million reais) represented by 273,655,375 (two hundred seventy-three million, six hundred and fifty-five thousand, three hundred and seventy-five) shares, with no par value, composed of 145,031,080 (one hundred and forty-five million, thirty-one thousand and eighty) ordinary shares, and 128,624,295 (one hundred and twenty-eight million, six hundred and twenty-four thousand and two hundred and ninety-five) preferred shares, of which 381.793 (three hundred and eighty-one thousand, seven hundred and ninety-three) shares are class “A” shares and 128,242,502 (one hundred twenty-eight million, two hundred forty-two thousand, five hundred and two) shares are class “B” shares.”

Previous text marking alterations being made:

“Article 4 - Underwritten paid up capital is R$6,910,000,000.00 (six billion, nine hundred and ten million reais) represented by 273,655,375 (two hundred seventy-three million, six hundred and fifty-five thousand, three hundred and seventy-five) shares, with no par value, composed of 145,031,080 (one hundred and forty-five million, thirty-one thousand and eighty) ordinary shares, and 128,624,295 (one hundred and twenty-eight million, six hundred and twenty-four thousand and two hundred and ninety-five) preferred shares, of which 384.139 (three hundred and eighty-four thousand, one hundred and thirty-nine) shares are class “A” shares and 128,240,156 (one hundred twenty-eight million, two hundred and forty thousand, one hundred and fifty-six) shares are class “B” shares.”

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

12.6 / 8 - Composição e experiência profissional da administração e do conselho fiscal

Indicados pelo Controlador para o Conselho de Administração

Nome	Idade	Órgão administração	Data da eleição	Prazo do mandato
Mauricio Schulman	81	Pertence apenas ao Conselho de Administração	28/01/2011	2009/2011 2011/2013 – Recondução 2013/2015 – Recondução
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
000.447.419-87	Engenheiro Civil	27 - Conselho de Adm. Independente (Efetivo)	28/01/2011	Sim
Outros cargos e funções exercidas no emissor
Engenheiro Civil, na Companhia Paranaense de Energia – Copel
Experiência profissional / Declaração de eventuais condenações

Diretor de Gestão Empresarial e Presidente da Eletrobras; Presidente do Conselho de Administração da Eletrobras e da Light S.A.; Presidente do Comitê Brasileiro à Comission de Integration Elétrica Regional - BRACIER; Diretor Administrativo da Companhia Paranaense de Desenvolvimento Econômico do Paraná - Codepar; Secretário de Estado da Fazenda do
Estado do Paraná; Presidente do Banco Nacional de Habitação - BNH; Presidente da FEBRABAN/FENABAN.
Formação: Bacharel em engenharia civil, pela Escola de Engenharia da Universidade Federal do Paraná; especialização em Administração de Empresas; cursos de aperfeiçoamento nas áreas de energia elétrica e economia, na França. Outras informações: Não há qualquer condenação criminal

1

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

Nome	Idade	Órgão administração	Data da eleição	Prazo do mandato
Lindolfo Zimmer	70	Pertence ao Conselho de Administração e à Diretoria	28/01/2011	2009/2011 2011/2013 – Recondução 2013/2015 – Recondução
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito controlador pelo
003.170.129-91	Engenheiro Mecânico e Economista	33 – Conselheiro (Efetivo) e Dir. Presidente	28/01/2011	Sim
Outros cargos e funções exercidas no emissor

Diretor de Marketing da Copel (2000 a 2003); Diretor de Operações na Copel (1995 a 1999); Diretor de Engenharia e Construção da Copel (1979 a 1982); presidente do comitê de gestão da Copel Telecomunicações e da Copel Transmissão; membro do comitê de gestão da Copel Geração e da Copel Distribuição; Superintendente de Obras Especiais - Usina Foz do Areia; gerente do Departamento de Engenharia Eletromecânica na Usina Foz do Areia; gerente das Divisões de Manutenção Mecânica e Engenharia Mecânica da Copel; engenheiro na Usina Salto Osório - Copel; gerente na Usina Capivari-Cachoeira.

Experiência profissional / Declaração de eventuais condenações

Diretor Presidente da Dobreve Energia S.A. - Desa e membro de seu Conselho de Administração; conselheiro do Instituto de Engenharia do Paraná - IEP e do Conselho Temático de Responsabilidade Social da Fiep; diretor técnico na Inepar S.A.; gerente de departamento na Eletrobras S.A.; vice-presidente do Instituto Pró-Cidadania de Curitiba; Secretário de Governo na Prefeitura Municipal de Curitiba.
Formação: Bacharel em engenharia mecânica e economia, pela Universidade Federal do Paraná – UFPR; pós-graduação em Engenharia Econômica e administração industrial, pela Universidade Federal do Rio de Janeiro - UFRJ; MBA em Marketing, pela Fundação Getulio Vargas - FGV-PR.
Outras informações: Não há qualquer condenação criminal

2

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

Nome	Idade	Órgão administração	Data da eleição	Prazo do mandato
Paulo Procopiak de Aguiar	72	Pertence apenas ao Conselho de Administração	28/01/2011	2009/2011 2011/2013 – Recondução 2013/2015 – Recondução
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
000.287.709-00	Engenheiro Civil	27 - Conselho de Adm. Independente (Efetivo)	28/01/2011	Sim
Outros cargos e funções exercidas no emissor
Diretor Presidente, Diretor Técnico e Diretor Financeiro da Companhia Paranaense de Energia - Copel; Membro do Conselho de Administração da Copel
Experiência profissional / Declaração de eventuais condenações

Professor da Universidade Federal do Paraná e da Pontifícia Universidade Católica do Paraná; Diretor Técnico e Diretor Geral do Departamento de Estradas de Rodagem do Paraná; Diretor Presidente da Fundação Copel; Diretor de Controle Econômico-Financeiro do Departamento Nacional de Águas e Energia Elétrica; Diretor Financeiro da Eletrobras; Secretário Nacional Adjunto de Energia; Membro do Conselho de Administração da Eletrobras, Eletrosul e Light; Membro do Conselho Rodoviário Estadual; Membro do Conselho Estadual de Energia; Membro do Conselho de Curadores da Fundação Copel; Sócio fundador e Diretor da Ivaí Engenharia de Obras; Diretor Presidente e Conselheiro da Itá Energética S.A; Diretor Superintendente da Companhia de Cimento Itambé.
Formação: Bacharel em engenharia civil, pela Universidade Federal do Paraná; Especialização em Administração de Empresas para Executivos e Economia Teórica e Aplicada pela Fundação Getúlio Vargas; Economia de Aproveitamentos Hidrelétricos pela Universidade Federal do Paraná; Hidrologia e Aproveitamentos Hidrelétricos, pelo Centro Internacional de Estudos, Paris; Educação pela PUC/PR. Outras informações: Não há qualquer condenação criminal

3

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

Nome	Idade	Órgão administração	Data da eleição	Prazo do mandato
José Richa Filho	48	Pertence ao Conselho de Administração e Comitê de Auditoria	28/01/2011	2009/2011 2011/2013 – Recondução 2013/2015 – Recondução
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
567.562.919-04	Engenheiro Civil	27 - Conselho de Adm. Independente (Efetivo)	28/01/2011	Sim
Outros cargos e funções exercidas no emissor
Não exerceu cargos e funções no emissor
Experiência profissional / Declaração de eventuais condenações

Diretor administrativo e financeiro do Departamento de Estradas de Rodagem (DER), do Paraná; Diretor administrativo-financeiro da Agência de Fomento do Paraná S.A.; Secretário Municipal de Administração da Prefeitura de Curitiba.
Formação: Pós-graduação em gestão pública, pela Sociedade Paranaense de Ensino e Informática; Graduação em engenharia civil, pela Pontifícia Universidade Católica do Paraná.
Outras informações: Não há qualquer condenação criminal

4

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

Nome	Idade	Órgão administração	Data da eleição	Prazo do mandato
Carlos Homero Giacomini	57	Pertence ao Conselho de Administração e ao Comitê de Auditoria	12/07/2011	2011/2013 2013/2015 – Recondução
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
269.970.880-15	Médico Pediatra	22 - Conselho de Administração (Efetivo)	13/07/2011	Sim
Outros cargos e funções exercidas no emissor
Não exerceu cargos e funções no emissor
Experiência profissional / Declaração de eventuais condenações

Funções atuais: Atualmente acumula os cargos de Presidente do Instituto Municipal de Administração Pública IMAP, e Secretário Municipal de Planejamento e Coordenação da Prefeitura Municipal de Curitiba. Principais atividades exercidas: Diretor do Hospital Oswaldo Cruz; Diretor de Planejamento do IMAP (Instituto Municipal de Administração Pública); Superintendente do Instituto Municipal de Administração Pública, IMAP; Presidente do Instituto de Previdência dos Servidores do Município de Curitiba, IPMC (1999); Secretário Municipal de Recursos Humanos da Prefeitura de Curitiba (1999-2002).
Formação: Médico graduado pela Faculdade Evangélica de Medicina do Paraná, Pediatra com residência no Hospital Evangélico de Curitiba, Mestre em Saúde Coletiva pela Universidade Estadual de Londrina, especialista em Planejamento e Gestão Pública. Outras informações: Não há qualquer condenação criminal

5

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

Indicados pelo Controlador para o Conselho Fiscal

Nome	Idade	Órgão administração	Data da eleição	Prazo do mandato
Joaquim Antonio Guimarães de Oliveira Portes	71	Conselho Fiscal	28/01/2011	2010/2011 2011/2012 – Recondução 2012/2013 – Recondução 2013/2014 - Recondução
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
005.082.929-72	Advogado	40 - Pres. C.F. Eleito p/Controlador	28/01/2011	Sim
Outros cargos e funções exercidas no emissor
Não exerceu cargos e funções no emissor
Experiência profissional / Declaração de eventuais condenações
Funções atuais: Assessor Especial do Gabinete do Governador do Estado do Paraná; Integrante do Grupo de Trabalho do Conselho Revisor; Membro do

Grupo de Trabalho do G-Gov/PR; e Membro do Grupo de Trabalho Mãos Limpas. Principais atividades exercidas: Membro Suplente do Conselho de Administração da Sanepar; Diretor Administrativo-Financeiro da Paraná Esporte; Membro do Conselho Estadual de Esporte; Chefe da Assessoria Jurídica do Instituto de Desenvolvimento Educacional do Paraná; e Diretor Geral da Secretaria de Estado da Justiça.
Formação: Graduação em Direito pela Faculdade de Direito da Universidade Católica do Paraná; Graduação em Jornalismo pela Faculdade de Filosofia, Ciências e Letras da Universidade Católica do Paraná; Pós-graduação em Administração Pública pela Escola Brasileira de Administração Pública da FGV - RJ; Especialização em Direito Administrativo pela Faculdade de Direito da Pontifícia Universidade Católica de São Paulo – SP.
Outras informações: Não há qualquer condenação criminal

6

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

Nome	Idade	Órgão administração	Data da eleição	Prazo do mandato
Osni Ristow	74	Conselho Fiscal	28/01/2011	2010/2011 2011/2012 – Recondução 2012/2013 – Recondução 2013/2014 - Recondução
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
110.282.709-68	Administrador	46 - C.F.(Suplente) Eleito p/Controlador	28/01/2011	Sim
Outros cargos e funções exercidas no emissor
Funcionário aposentado pela Copel
Experiência profissional / Declaração de eventuais condenações

Presidente da Fundação Copel de Previdência e Assistência Social (1980 a 1983); Membro do Comitê de Investimentos da Fundação Copel (2004 a 2010).
Formação: Graduado em Sociologia, com especialização em Política e Administração Pública e de Empresas.
Outras informações: Não há qualquer condenação criminal

7

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

Nome	Idade	Órgão administração	Data da eleição	Prazo do mandato
Nelson Leal Júnior	46	Conselho Fiscal	25/04/2013	2013/2014
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
556.265.489-04	Engenheiro Civil	43 - C.F.(Efetivo) Eleito p/Controlador	25/04/2013	Sim
Outros cargos e funções exercidas no emissor
Não exerceu cargos e funções no emissor
Experiência profissional / Declaração de eventuais condenações

Funções atuais: Diretor Geral Departamento de Estradas de Rodagem do Paraná - DER/PR.
Principais atividades exercidas: Diretor Financeiro do Instituto de Engenharia do Paraná (1996 até 2000); Presidente das Associações de Engenharia e Arquitetura do Estado do Paraná (2000 até 2003); Secretário de Obras Na Prefeitura Municipal de Curitiba (2003 até 2006); Diretor Superintendente da Canet Junior S/A Desenvolvimento Imobiliário (2006 até 2013).
Formação: Graduado em Engenharia Civil pela Universidade Federal do Paraná (1988).
Outras informações: Não há qualquer condenação criminal

8

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

Nome	Idade	Órgão administração	Data da eleição	Prazo do mandato
Roberto Brunner	70	Conselho Fiscal	28/01/2011	2010/2011 2011/2012 – Recondução 2012/2013 – Recondução 2013/2014 - Recondução
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
114.387.549-49	Contador	46 - C.F.(Suplent) Eleito p/Controlador	28/01/2011	Sim
Outros cargos e funções exercidas no emissor
Funcionário aposentado pela Copel
Experiência profissional / Declaração de eventuais condenações

Funções atuais: Sócio Diretor da BJR – Assessoria Empresarial e Contabilidade SC Ltda.
Principais atividades exercidas: Membro do Conselho Fiscal (1985 a 1987), do Conselho Deliberativo (1998 a 2004) e Diretor Financeiro (2005 a 2007) da Fundação Copel de Previdência e Assistência Social.
Formação: Graduado em Ciências Contábeis.
Outras informações: Não há qualquer condenação criminal

9

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

Nome	Idade	Órgão administração	Data da eleição	Prazo do mandato
José Tavares da Silva Neto	63	Conselho Fiscal	12/07/2011	2011/2012 2012/2013 – Recondução 2013/2014 - Recondução
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
056.579.979-72	Advogado	43 - C.F.(Efetivo) Eleito p/Controlador	13/07/2011	Sim
Outros cargos e funções exercidas no emissor
Não exerceu cargos e funções no emissor
Experiência profissional / Declaração de eventuais condenações

Deputado Estadual, Deputado Federal, Secretário de Estado da Justiça e de Segurança Pública do Paraná, Delegado de Polícia de carreira e advogado.
Formação: Graduado em Direito pela Universidade Estadual de Londrina - PR (1973).
Outras informações: Não há qualquer condenação criminal

10

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

Nome	Idade	Órgão administração	Data da eleição	Prazo do mandato
Gilmar Mendes Lourenço	57	Conselho Fiscal	25/04/2013	2013/2014
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
183.745.069-20	Economista	43 - C.F.(Suplente) Eleito p/Controlador	25/04/2013	Sim
Outros cargos e funções exercidas no emissor
Não exerceu cargos e funções no emissor
Experiência profissional / Declaração de eventuais condenações

Funções atuais: Diretor-Presidente do Instituto Paranaense de Desenvolvimento Econômico e Social (IPARDES); e Professor de Economia da FAE Centro Universitário.
Principais atividades exercidas: Pesquisador do Instituto Paranaense de Desenvolvimento Econômico e Social (Ipardes)- desde 1977.
Formação: Mestre em Engenharia da Produção - Universidade Federal de Santa Catarina – UFSC (2002); Especialização em Economia Rural - Conselho Regional de Economia do Paraná/Programa Paranaense de Treinamento de Executivos (CORECON/PPTE) (1977); e Bacharel em Ciências Econômicas - Universidade Federal do Paraná - (UFPR) (1976).
Outras informações: Não há qualquer condenação criminal

11

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

12.7 - Composição dos comitês estatutários e dos comitês de auditoria, financeiro e de remuneração

O emissor possui um Comitê de Auditoria – CAU, que é composto por três membros independentes do Conselho de Administração-CAD, indicados e eleitos entre seus pares em Reunião do Conselho de Administração - RCA.
O prazo de mandato dos membros do CAU é de dois anos, sendo que o término deste prazo sempre coincidirá com o término de gestão dos membros do CAD, podendo ser reeleitos por mais quatro mandatos consecutivos.
A eleição dos membros do CAU para o mandato 2013/2015 será deliberada por ocasião da primeira RCA realizada após a Assembleia Geral Ordinária - AGO, que elegerá os novos Conselheiros de Administração, em virtude de encerramento de seus mandatos.
Desta forma, não apresentamos a relação dos membros do CAU, em virtude da eleição ser um evento subsequente à AGO.

12

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

12.9 - Existência de relação conjugal, união estável ou parentesco até o 2º grau relacionadas a administradores do emissor, controladas e controladores

Nome	CPF	Nome empresarial do emissor, controlada ou controlador	CNPJ	Tipo de parentesco com o administrador do emissor ou controlada
Cargo
Administrador do emissor ou controlada
José Richa Filho	567.562.919-04	Companhia Paranaense de Energia - COPEL	76.483.817/0001- 20	Irmão ou Irmã (1º grau por consanguinidade)
Conselheiro de Administração
Pessoa relacionada
Carlos Alberto Richa	123.456.789-09	Estado do Paraná	76.416.890/0001-89
Governador do Estado do Paraná
Observação

13

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

12.10 - Relações de subordinação, prestação de serviço ou controle entre administradores e controladas, controladores e outros

Nos últimos três exercícios, não houve relações de subordinação, prestação de serviço ou controle mantidas, entre administradores do emissor e sociedade controlada, direta ou indiretamente, pelo emissor; controlador direto ou indireto do emissor.

14

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

13. Remuneração dos administradores

13.1 - Descrição da política ou prática de remuneração, inclusive da diretoria não estatutária

A Assembleia Geral, de acordo com o artigo 152, da Lei 6.404/76, define a remuneração anual, com encargos, dos Administradores e Conselheiros Fiscais da Copel.
Não há outros objetivos específicos dessa prática que não seja, simplesmente, remunerar os administradores e fiscais pelos serviços prestados à Companhia, pois não há pagamentos vinculados ao atingimento de quaisquer metas, nem tampouco remuneração variável ou indicadores de desempenho sendo, assim, a remuneração composta apenas pelo honorário e, para os membros do Comitê de Auditoria, acrescida gratificação específica de R$ 5.000,00 por mês.
Nenhuma remuneração dos administradores e fiscais é suportada por subsidiária, controlada ou controladores diretos ou indiretos e não há qualquer remuneração ou benefício vinculado à ocorrência de determinado evento societário, tal como alienação do controle societário da Companhia.
Para 2013, e atendendo ao item 1 do Art. 12 da Instrução CVM 481/2009, informamos que o Acionista Majoritário deverá propor o limite global anual, com encargos, de até R$ 12.986.513,94.
Desse montante até R$ 10.726.871,47 deverá ser proposto para à Diretoria; até R$ 1.546.870,11 para o Conselho de Administração; e até R$ 712.772,36 para o Conselho Fiscal.
Para cada um dos membros em exercício do Conselho de Administração e do Conselho Fiscal, de acordo com critério previsto no § 3º do art. 162 da Lei das Sociedades Anônimas, será paga remuneração equivalente a até 15% (quinze por cento) daquela que, em média, é atribuída a cada Diretor.
De acordo com os termos do art. 11 do Regulamento aprovado pelo Decreto Estadual nº 6.343, de 18.09.85, o representante dos empregados, eleito para o Conselho de Administração, não recebe remuneração.

15

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

13.2 - Remuneração total do conselho de administração, diretoria estatutária e conselho fiscal

Remuneração total prevista para o Exercício Social corrente 31/12/2013 - Valores Anuais em Reais
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº de membros	9	9	5	23
Remuneração fixa anual
Salário ou pró-labore	1.247.156,99	9.704.952,67	692.121,54	11.644.231,20
Benefícios direto e indireto	0,00	0,00	0,00	0,00
Participações em comitês	230.000,00	0,00	0,00	230.000,00
Outros	69.713,12	1.021.918,80	20.650,82	1.112.282,74
Descrição de outras remunerações fixas	Contribuição Previdência Privada e Plano Assistencial	Contribuição Previdência Privada, Plano Assistencial e Verba de Representação	Contribuição Previdência Privada e Plano Assistencial
Remuneração variável
Bônus	-	-	-	-
Participação de resultados	-	-	-	-
Participação em reuniões	-	-	-	-
Comissões	-	-	-	-
Outros	-	-	-	-
Descrição de outras remunerações variáveis

Pós-emprego	-	-	-	-
Cessação do cargo	-	-	-	-
Baseada em ações	-	-	-	-
Observação	9 (nove) conselheiros atuam no Conselho de Administração do Emissor. 7 (sete) recebem remuneração pelo trabalho desempenhado.
Total da remuneração	1.546.870,11	10.726.871,47	712.772,36	12.986.513,94

16

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

Remuneração total do Exercício Social em 31/12/2012 - Valores Anuais em Reais
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº de membros	9	9	5	23
Remuneração fixa anual
Salário ou pró-labore	713.107,76	8.824.308,81	502.496,98	10.039.913,55
Benefícios direto e indireto	0,00	0,00	0,00	0,00
Participações em comitês	169.000,00	0,00	0,00	169.000,00
Outros	16.315,54	665.144,46	7.917,95	689.377,95
Descrição de outras remunerações fixas	Contribuição Previdência Privada e Plano Assistencial	Contribuição Previdência Privada, Plano Assistencial e Verba de Representação	Contribuição Previdência Privada e Plano Assistencial
Remuneração variável
Bônus	-	-	-	-
Participação de resultados	-	-	-	-
Participação em reuniões	-	-	-	-
Comissões	-	-	-	-
Outros Descrição de outras remunerações variáveis	-	-	-	-

Pós-emprego	-	-	-	-
Cessação do cargo	-	-	-	-
Baseada em ações	-	-	-	-
Observação

O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros, 7 (sete) recebem remuneração pelo trabalho desempenhado. Em 2012, 6 (seis) receberam remuneração pelo trabalho desempenhado nos 12 (doze) meses e 1 (um) recebeu remuneração pelo trabalho desempenhado em 9 (nove) meses.

A Diretoria Estatutária do Emissor é composta de 9 (nove) diretores, sendo que uma delas foi instituída a partir do mês de abril de 2012. Desta forma, em 2012, 8 (oito) receberam remuneração pelo trabalho desempenhado nos 12
(doze) meses e 1 (um) recebeu remuneração pelo trabalho desempenhado em 8 (oito) meses. A remuneração média dos diretores é calculada pelo número de membros que receberam remuneração do emissor.

Total da remuneração	898.423,30	9.489.453,27	510.414,93	10.898.291,50

17

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

Remuneração total do Exercício Social em 31/12/2011 - Valores Anuais em Reais
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº de membros	9	8	5	22
Remuneração fixa anual
Salário ou pró-labore	704.862,43	6.611.686,01	592.153,00	7.908.701,44
Benefícios direto e indireto	-	-	-	-
Participações em comitês	170.833,34	-	-	170.833,34
Outros	11.384,72	435.313,99	8.533,37	455.232,08
Descrição de outras remunerações fixas	Plano Assistencial	Contribuição Previdência Privada, Plano Assistencial e Verba de Representação.
Remuneração variável Bônus
	-	-	-	-
Participação de resultados	-	-	-	-
Participação em reuniões	-	-	-	-
Comissões	-	-	-	-
Outros	-	-	-	-
Descrição de outras remunerações variáveis
Pós-emprego	-	-	-	-
Cessação do cargo	-	-	-	-
Baseada em ações	-	-	-	-
Observação	9 (nove) conselheiros atuam no Conselho de Administração do Emissor. Apenas 6 (seis) recebem remuneração pelo trabalho desempenhado.
Total da remuneração	887.080,49	7.047.000,00	600.686,37	8.534.766,86

18

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

Remuneração total do Exercício Social em 31/12/2010 - Valores Anuais em Reais
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº de membros	9	8	5	22
Remuneração fixa anual
Salário ou pró-labore	680.453,17	5.845.888,15	573.586,56	7.099.927,88
Benefícios direto e indireto	-	-	-	-
Participações em comitês	180.000,00	-	-	180.000,00
Outros	-	428.249,78	-	428.249,78
Descrição de outras remunerações fixas		Contribuição Previdência Privada, Plano Assistencial e Verba de Representação.
Remuneração variável
Bônus	-	-	-	-
Participação de resultados	-	-	-	-
Participação em reuniões	-	-	-	-
Comissões	-	-	-	-
Outros	-	-	-	-
Descrição de outras remunerações variáveis
Pós-emprego	-	-	-	-
Cessação do cargo	-	-	-	-
Baseada em ações	-	-	-	-
Observação	9 (nove) conselheiros atuam no Conselho de Administração do Emissor. Apenas 6 (seis) recebem remuneração pelo trabalho desempenhado.
Total da remuneração	860.453,17	6.274.137,93	573.586,56	7.708.177,66

19

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

13.3 - Remuneração variável do conselho de administração, diretoria estatutária e conselho fiscal

O emissor não aplica remuneração variável para o conselho de administração, para a diretoria estatutária e para o conselho fiscal.

20

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

13.4 - Plano de remuneração baseado em ações do conselho de administração e diretoria estatutária

O emissor não aplica plano de remuneração baseado em ações para o conselho de administração e para a diretoria estatutária.

21

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

13.5 - Participações em ações, cotas e outros valores mobiliários conversíveis, detidas por administradores e conselheiros fiscais - por órgão

DIRETORIA ESTATUTÁRIA
Nome	Quantidade de ações	Função	Indicação
Lindolfo Zimmer	2.500 PNB	Diretor Presidente e Conselheiro de Administração	Acionista Controlador
Luiz Eduardo da Veiga Sebastiani	0	Diretor de Finanças, Relações com Investidores e de Controle de Participações	Acionista Controlador
Julio Jacob Junior	0	Diretor Jurídico	Acionista Controlador
Yára Christina Eisenbach	1 ON	Diretora de Ges Corporativa	Acionista Controlador
Pedro Augusto do ascimento Neto	1 ON	Diretor de Distribuição	Acionista Controlador
Jorge Andriguetto Junior	0	Diretor de Engenharia	Acionista Controlador
Jaime de Oliveira Kuhn	0	Diretor de Geração e Transmissão de Energia e de Telecomunicações	Acionista Controlador
Jonel Nazareno Iurk	0	Diretor de Meio Ambiente e Cidadania Empresarial	Acionista Controlador
Henrique José Ternes Neto	1 ON	Diretor de Novas Energias	Acionista Controlador

22

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

CONSELHO DE ADMINISTRAÇÃO
Nome	Quantidade de ações	Função	Indicação
Mauricio Schulman	1 ON	Presidente do Conselho de Administração	Acionista Controlador
Lindolfo Zimmer	2.500 PNB	Conselheiro e Diretor Presidente	Acionista Controlador
Paulo Procopiak de Aguiar	1 ON	Conselheiro	Acionista Controlador
José Richa Filho	1 ON	Conselheiro	Acionista Controlador
Carlos Homero Giacomini	1 ON	Conselheiro	Acionista Controlador
Será indicado na AGO		Conselheiro	Empregados da Companhia
Será indicado na AGO		Conselheiro	BNDESPAR (Acordo Acionistas)
Será indicado na AGO		Conselheiro	BNDESPAR (Acordo Acionistas)
Será indicado na AGO		Conselheiro	Acionistas Minoritários

23

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

CONSELHO FISCAL
Nome	Quantidade de ações	Função	Indicação
Joaquim Antonio Guimarães de Oliveira Portes	0	Presidente do Conselho Fiscal	Acionista Controlador
Nelson Leal Junior	0	Conselheiro Efetivo	Acionista Controlador
José Tavares da Silva Neto	0	Conselheiro Efetivo	Acionista Controlador
Será indicado na AGO		Conselheiro Efetivo	Acionistas Minoritários Ordinaristas
Será indicado na AGO		Conselheiro Efetivo	Acionistas Minoritários Preferencialistas
Osni Ristow	0	Conselheiro Suplente	Acionista Controlador
Roberto Brunner	0	Conselheiro Suplente	Acionista Controlador
Gilmar Mendes Lourenço	0	Conselheiro Suplente	Acionista Controlador
Será indicado na AGO		Conselheiro Suplente	Acionistas Minoritários Ordinaristas
Será indicado na AGO		Conselheiro Suplente	Acionistas Minoritários Preferencialistas

24

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

13.6 - Remuneração baseada em ações do conselho de administração e da diretoria estatutária

O emissor não pratica remuneração baseada em ações ao conselho de administração e a diretoria estatutária.

25

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

13.7 - Informações sobre as opções em aberto detidas pelo conselho de administração e pela diretoria estatutária

Não existem opções em aberto do conselho de administração e da diretoria estatutária.

26

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

13.8 - Opções exercidas e ações entregues relativas à remuneração baseada em ações do conselho de administração e da diretoria estatutária

Não existem opções exercidas e ações entregues relativas à remuneração baseada em ações do conselho de administração e da diretoria estatutária.

27

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

13.9 - Informações necessárias para a compreensão dos dados divulgados nos itens 13.6 a 13.8 - Método de precificação do valor das ações e das opções

Não se aplica

28

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

13.10 - Informações sobre planos de previdência conferidos aos membros do conselho de administração e aos diretores estatutários

Os membros do conselho de administração e os diretores estatutários possuem, junto à Fundação Copel de Previdência e Assistência Social, planos de previdência complementar, conforme abaixo:

Plano Complementar
	Conselho de Administração	Diretoria Estatutária
Nº de membros	3	1
Nome do plano	Plano Complementar	Plano Complementar
Quantidade de administradores que reúnem condições para se aposentar	Em gozo de benefício	Em gozo de benefício
Condições para se aposentar antecipadamente	-	-
Valor acumulado atualizado das contribuições acumuladas até o encerramento do último exercício social, descontada a parcela relativa às contribuições feitas diretamente pelos administradores	-	-
Valor total acumulado das contribuições realizadas durante o último exercício social, descontada a parcela relativa a contribuições feitas diretamente pelos administradores	-	-
Possibilidade de resgate antecipado	-	-

29

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

Plano III
	Conselho de Administração	Diretoria Estatutária
Nº de membros	4	8
Nome do plano	Plano III	Plano III
Quantidade de administradores que reúnem condições para se aposentar	1	2 em gozo de benefício e 4 elegíveis
Condições para se aposentar antecipadamente	45 anos idade, tendo mínimo 5 anos contribuição.	45 anos idade, tendo mínimo 5 anos contribuição.
Valor acumulado atualizado das contribuições acumuladas até o encerramento do último exercício social, descontada a parcela relativa às contribuições feitas diretamente pelos administradores	590.487,79	3.355.343,87
Valor total acumulado das contribuições realizadas durante o último exercício social, descontada a parcela relativa a contribuições feitas diretamente pelos administradores	33.336,74	357.006,38
Possibilidade de resgate antecipado	Resgate 100% das contribuições do participante, somente após desligamento da Patrocinadora.	Resgate 100% das contribuições do participante, somente após desligamento da Patrocinadora.

30

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

Plano Básico
	Conselho de Administração	Diretoria Estatutária
Nº de membros	0	0
Nome do plano	Plano Básico	Plano Básico
Quantidade de administradores que reúnem condições para se aposentar	-	-
Condições para se aposentar antecipadamente	-	-
Valor acumulado atualizado das contribuições acumuladas até o encerramento do último exercício social, descontada a parcela relativa às contribuições feitas diretamente pelos administradores	-	-
Valor total acumulado das contribuições realizadas durante o último exercício social, descontada a parcela relativa a contribuições feitas diretamente pelos administradores	-	-
Possibilidade de resgate antecipado	-	-

31

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

13.11 - Remuneração individual máxima, mínima e média do conselho de administração, da diretoria estatutária e do conselho fiscal

Valores anuais em Reais
	Diretoria Estatutária			Conselho de Administração			Conselho Fiscal
	31/12/2012	31/12/2011	31/12/2010	31/12/2012	31/12/2011	31/12/2010	31/12/2012	31/12/2011	31/12/2010
Nº de membros	9	8	8	7	6	6	5	5	5
Valor da maior remuneração Reais)	1.104.335,47	891.864,77	837.277,89	176.461,02	176.319,00	184.234,52	102.082,99	120.137,27	114.717,31
Valor da menor remuneração Reais)	675.812,22	876.104,46	759.527,82	77.814,97	117.477,10	112.234,52	102.082,99	120.137,27	114.717,31
Valor médio da remuneração Reais)	1.054.383,70	880.875,00	784.267,24	128.346,19	147.846,75	143.408,86	102.082,99	120.137,27	114.717,31

32

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

Observação
Diretoria Estatutária
31/12/2012

A Diretoria Estatutária do Emissor é composta de 9 (nove) diretores, sendo que uma delas foi instituída a partir do mês de abril de 2012. Desta forma, em 2012, 8 (oito) receberam remuneração pelo trabalho desempenhado nos 12 (doze) meses e 1 (um) recebeu remuneração pelo trabalho desempenhado em 8 (oito) meses. A remuneração média dos diretores é calculada pelo número de membros que receberam remuneração do emissor.

Conselho de Administração
31/12/2012

O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. Em 2012, 6 (seis) receberam remuneração pelo trabalho desempenhado nos 12 (doze) meses e 1 (um) recebeu remuneração pelo trabalho desempenhado em 9 (nove) meses. A remuneração média dos conselheiros é calculada pelo número de membros que receberam remuneração do emissor.

31/12/2011

O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. Em 2011 apenas 6 (seis) receberam remuneração pelo trabalho desempenhado. A remuneração média dos conselheiros é calculada pelo número de membros que receberam remuneração do emissor.

31/12/2010

O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. Em 2010 apenas 6 (seis) receberam remuneração pelo trabalho desempenhado. A remuneração média dos conselheiros é calculada pelo número de membros que receberam remuneração do emissor.

Conselho Fiscal
31/12/2012	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião.
31/12/2011	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião.
31/12/2010	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião.

33

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

13.12 - Mecanismos de remuneração ou indenização para os administradores em caso de destituição do cargo ou de aposentadoria

Não se aplica

34

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

13.13 - Percentual na remuneração total detido por administradores e membros do conselho fiscal que sejam partes relacionadas aos controladores

Não se aplica

35

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

13.14 - Remuneração de administradores e membros do conselho fiscal, agrupados por órgão, recebida por qualquer razão que não a função que ocupam

Não se aplica

36

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

13.15 - Remuneração de administradores e membros do conselho fiscal reconhecida no resultado de controladores, diretos ou indiretos, de sociedades sob controle comum e de controladas do emissor

Não se aplica

37

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1
ANEXOS

13.16 - Outras informações relevantes

Não se aplica

38

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 26, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.